Filed by International Paper Company
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934
                            Subject Company: Champion International Corporation
                                                 Commission File No.: 001-03053


The following broadcast transcript was posted to the International Paper Company website on May 2, 2000.


BROADCAST TRANSCRIPT

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    Date      April 25, 2000
    Time      07:00 AM - 08:00 AM
    Station   CNBC
    Location  Network
    Program   THe Squawk Box


              Bob Sellers, anchor:

              As we've been reporting, International Paper today announcing an offer to purchase all outstanding shares of Champion International. (Visual of Champion exterior sign) The cash-and-stock deal is valued at approximately 6.2 billion dollars. International Paper is offering sixty-four bucks a share for Champion shares which Monday closed at just under forty dollars. IP yesterday was up slightly as we see it's off its highs of the past fifty-two weeks.

              Joining us now with details of the offer is John Dillon, chief executive of International Paper. Thank you for joining us this morning.

              If this were to go through--and you could end up in a bidding war with UPM--what is the strategy here? Are you looking at economies of scale? Are there other markets you want to get into? What's the strategy?

              John Dillon (Chief Executive Officer, International Paper): Well, there's three or four important things. First of all, Champion is a very good fit with International Paper. Its businesses, particularly in its printing papers business, its quoted business, its unquoted business, fits very well with ours. They have large timberland holdings in the United States that intermingle with our timberland holdings. They have an important position in Brazil that we're interested in. So, first of all, it's a very good fit.

              Secondly, it helps us to continue to focus International Paper. You know, we've been on that road for two or three years and, you know, we're going to be important, leading producers in printing papers, in packaging and in our timber businesses. And so, it--it's another step in that direction.

              And then, thirdly, we think it's good for shareowners. You know, it's accretive to our shareowners in the first year and so, on balance, we think it's a very attractive transition--transaction for International Paper.

              Sellers:  David.

              David Faber (CNBC Stock Analyst): Mr. Dillon, I wonder--I recall, I reported on Champion for awhile. It was for sale. There was even in fact a process and your company may have even been there. And I'm curious, given that, why you weren't there at the first bid as--as opposed to now?

              Dillon: Well, I'm not sure if there was a process or not. We were not included in any process as they negotiated and came forward with a deal with UPM. Champion has made the--a determination to change their status and as I said, as we looked at it, it appears very attractive for us and so we have come forward.

              Faber: Unsolicited bids can be sort of an interesting road for companies. It can get hostile. What are you willing to do here? Are you willing to go hostile if, in fact, they don't want to negotiate with you, if they say they are committed to their current merger agreement?

              Dillon: Well, we're interested in completing this transaction. There are a number of different ways that you can go. At this point, we've indicated to Champion that we want to negotiate with them.

              Faber: And what have they said to you? Have you heard a response?

              Dillon:  We have not--had no response.

              Gregg Hymowitz (Entrust Capital): Does the current merger agreement have a break-up fee in it?

              Dillon:  It does have a break-up fee.

              Hymowitz:  Size?

              Dillon:  Two hundred million dollars, roughly.

              Faber: Are you willing to pay that break-up fee if, in fact, they agree to break their deal?

              Dillon: Well, that is not--that's part of the merger agreement. That would be paid by Champion and that's part of the existing contract.

              Hymowitz: But effectively, you're willing to absorb it, is David's point.

              Dillon:  Well, it's part--

              Hymowitz:  For the company.

              Dillon: It's part of the contract. It's not discretionary.

              Hymowitz:  Right.

              Faber: You said the deal would be accretive year one, is that correct?

              Dillon:  That's correct.  Mm-hmm.

              Faber: So right after closing, in other words, it would be accretive to your earnings, even at what appears to be a significant premium to the UPM offer?

              Dillon: Yeah. At the--at the sixty-four-dollar price it's accretive by nine or ten percent in the first year.

              Hymowitz: On the stock portion of the deal, it's a fixed ratio? There's no floor, no collars on the stock portion?

              Dillon:  There is a--there is a floor on the IP shares.

              Hymowitz:  What's the floor?

              Dillon:  Thirty-six.

              Hymowitz:  Thirty-six.

              Sellers: UPM stock has gone down considerably since its initial offer, which has affected its offer 'cause it was all stock and also affected shareholders, I suppose. Do you have any concern that this might weaken you or you feel that shareholders would look at this as a plus?

              Dillon: Well, again, I say we're doing it because of a good business fit, because it helps focus our company--a strategy we've been on for some time--and that it's good for our shareowners. There's a cash component which helps, of course, with the--with the accretion but, you know, is something that we think is very good for International Paper moving forward.

              Sellers: You feel that's a big part of it, the cash portion of it...

              Dillon:  Well, the cash portion is important.

              Sellers:  ...as a sales point?

              Dillon:  Of course.

              Faber: A lot of consolidation in the paper industry over the last few months. Would you expect that to continue? You've certainly been at the forefront--the Shorewood (sp) deal is one of them, now coming in this unsolicited fashion--what's going on here? Why is everybody sort of running to consolidate?

              Dillon: Well, the paper industry has been--is in a consolidating mode and you're right, there has been a--a significant number of transactions this year. A number of transactions last year. I've said a number of times that I expect the industry to consolidate to the point that there's a relatively few large companies that--competing on a worldwide basis. (Visual of Champion International Corporation sign and building exterior)

              Hymowitz: Paper prices have clearly risen with the rise in oil prices. Now oil has come down. Have you guys been able to maintain prices or are paper prices coming down now also now?

              Dillon: The oil price increase had nothing to do with paper price increases. Paper price started moving up late last year as supply/demand balance came into--into better balance. Paper prices have moved up again early this year. And worldwide, our markets are quite strong. Asia has recovered nicely. Europe is very strong and the U.S. market, of course, is strong.

              Sellers: How high are you willing to go? You've got sixty-four dollars and--

              Faber:  They never answer that.

              Hymowitz:  Tell us now.

              Sellers:  I know.  I ask him anyway.  I know.

              Dillon: Well, of course, that's not something we're going to talk about.

              Sellers:  Are you willing to get in a bidding war?

              Dillon: Well, I mean, it's--it's up to UPM. It's up to Champion. You know, we have indicated to Champion's directors and shareowners of what we're willing to do and we'll have to wait and see what the next steps are.

              Hymowitz: Is the offer unconditional or is there a walk-away--if your stock falls below a certain price, the deal's off?

              Dillon:  It--it's unconditional.

              Hymowitz:  It's unconditional.

              Dillon:  That's correct.

              Sellers:  David.

              Faber:  I'm all set.

              Sellers:  We set?  Thank you for coming in, sir.

              Dillon:  Thank you, Bob.  Thank you.

              Sellers:  John Dillon is the CEO of International
              Paper--making an offer this morning, announced, for Champion.

                                      # # #



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These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. These and other risk factors are detailed in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read the proxy statement/ prospectus regarding the proposed business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by International Paper Company at the Commission's website at www.sec.gov. Additional information concerning the proposed business combination may also be found on the International Paper Company website, www.internationalpaper.com, or by contacting Judy Pirro of International
Paper Company at (914) 397-1667.